Bioheart, Inc.

13794 NW 4th Street, Suite 212,

Sunrise, Florida 33325

December 17, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn: Matthew Jones, Jeffrey P. Riedler

Re:	Request for acceleration of the effective date of the Registration Statement on Form S-1 of Bioheart, Inc.

Filed November 21, 2014 (amended December 12, 2014)

File No. 333-200457

Mr. Jones and Mr. Riedler:

Pursuant to requirements of Section 8(a) of the Securities Act the undersigned hereby requests that the Form S-1 Registration Statement of Bioheart, Inc. be declared effective on Monday December 22, 2014 at 4:00PM EST or on such earlier or later date as the Commission acting pursuant to this Section 8(a) shall determine.

Bioheart, Inc. acknowledges that

• should the Commission or the staff; acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its fill responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert this action as defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call us at 954-835-1500.

Yours truly,

/s/ Mike Tomas

Mike Tomas

Chief Executive Officer

Chief Financial Officer